Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2024 Results

Shanghai, China—August 26, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter 2024 Financial and Operating Highlights

•	Polysilicon production volume was 64,961 MT in Q2 2024, compared to 62,278 MT in Q1 2024

•	Polysilicon sales volume was 43,082 MT in Q2 2024 compared to 53,987 MT in Q1 2024

•	Polysilicon average total production cost(1) was $6.19/kg in Q2 2024 compared to $6.37/kg in Q1 2024

•	Polysilicon average cash cost(1) was $5.39/kg in Q2 2024, compared to $5.61/kg in Q1 2024

•	Polysilicon average selling price (ASP) was $5.12/kg in Q2 2024, compared to $7.66/kg in Q1 2024

•	Revenue was $219.9 million in Q2 2024, compared to $415.3 million in Q1 2024

•	Gross loss was $159.2 million in Q2 2024, compared to gross profit of $72.1 million in Q1 2024. Gross margin was -72.4% in Q2 2024, compared to 17.4% in Q1 2024

•	Net loss attributable to Daqo New Energy Corp. shareholders was $119.8 million in Q2 2024, compared to net income attributable to Daqo New Energy Corp. shareholders of $15.5 million in Q1 2024

•	Loss per basic American Depositary Share (ADS)(3) was $1.81 in Q2 2024, compared to earnings per basic ADS(3) of $0.24 in Q1 2024

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $98.8 million in Q2 2024, compared to adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders of $36.0 million in Q1 2024

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $1.50 in Q2 2024, compared to adjusted earnings per basic ADS(3) (non-GAAP)(2) of $0.55 in Q1 2024

•	EBITDA (non-GAAP)(2) was -$144.9 million in Q2 2024, compared to $76.9 million in Q1 2024. EBITDA margin (non-GAAP)(2) was -65.9% in Q2 2024, compared to 18.5% in Q1 2024

	Three months ended
US$ millions except as indicated otherwise	Jun. 30, 2024	Mar. 31, 2024	Jun. 30, 2023
Revenues	219.9	415.3	636.7
Gross (loss)/profit	(159.2)	72.1	258.9
Gross margin	(72.4)%	17.4%	40.7%
(Loss)/income from operations	(195.6)	30.5	213.9
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(119.8)	15.5	103.7
(Loss)/earnings per basic ADS(3) ($ per ADS)	(1.81)	0.24	1.35
Adjusted net (loss)/income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(98.8)	36.0	134.5
Adjusted (loss)/earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(1.50)	0.55	1.75
EBITDA (non-GAAP)(2)	(144.9)	76.9	230.0
EBITDA margin (non-GAAP)(2)	(65.9)%	18.5%	36.1%
Polysilicon sales volume (MT)	43,082	53,987	51,550
Polysilicon average total production cost ($/kg)(1)	6.19	6.37	6.92
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.39	5.61	6.05

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “The solar industry experienced significant challenges during the second quarter, as market prices fell across the solar value chain to below production costs for nearly the entire industry. As end-of-quarter polysilicon ASP fell below our production cost, we were required in accordance with accounting rules to record a non-cash inventory impairment expense of $108 million because our inventory market value fell below book value. This had a significant negative impact on our cost of revenue, gross loss, operating loss and net loss. Nevertheless, we continued to maintain a strong balance sheet free of financial debt. By the end of the quarter, we had a cash balance of $997 million and a combined cash and bank note receivable balance of $1.1 billion. To take advantage of higher interest rates compared to bank savings, we purchased $1.4 billion of short-term investments and fixed term deposits during the quarter. Inclusive of short-term investments and fixed term deposit, we had adequate liquidity with a balance of quick assets of $2.5 billion.

On the operational front, during the second quarter, we started initial production at our 100,000 MT Phase 5B polysilicon project in Inner Mongolia as planned, which contributed approximately 12% of our total production volume. Overall, the total production volume of our two polysilicon facilities for the quarter was 64,961 MT, exceeding our expectations and representing an increase of 2,683 MT compared to our production volume for the previous quarter. Through continued investments in R&D and dedication to purity improvements at both facilities, our overall N-type product mix reached 73% during the quarter. Remarkably, even our Phase 5B, which was still in the ramping up stage, had 70% N-type in the product mix, strengthening our confidence in achieving 100% N-type by the end of next year. In addition, our production cost trended down further in the second quarter, decreasing by 3% from Q1 2024 to an average of $6.19/kg.

“In light of the current market conditions and pricing, we have adjusted our target production utilization rate for the third quarter and our production plan for the full year. We expect our Q3 2024 total polysilicon production volume to be approximately 43,000 MT to 46,000 MT, as we started maintenance and lowered our production utilization rate to support pricing and reduce our cash burn. As a result, we anticipate our full year 2024 production volume to be in the range of 210,000 MT to 220,000 MT.”

“During the second quarter, solar market sentiment was depressed and customers showed little interest in purchasing products. As a result, polysilicon prices kept setting new lows, below production costs and even below cash costs. Polysilicon prices plummeted from slightly above RMB60/kg on average in early April to RMB40-55/kg in late April, and further dropped below RMB40/kg near the end of May through the end of June. Overall, sales pressure intensified as industry-wide polysilicon inventory increased from approximately 18-20 days of production in early April to more than a month of production by the end of June. With prices declining for weeks to below the industry’s cash cost and inventory accumulating, we began to see maintenances and production cuts across the industry. Based on industry statistics, the total polysilicon production volume in China dropped about 16% from approximately 192,000 MT per month in April to approximately 162,000 MT in June. However, the supply of polysilicon still exceeded the wafer customer demand, which has dropped to around 50GW in June due to lower utilization rate. Although there were further industry polysilicon production cuts in July, an uptick in demand from downstream manufacturers will be needed to drive inventory reduction and price recovery. The solar industry has gone through multiple cycles in the past, and based on our previous experience, we believe the current low prices and market downturn will eventually result in a healthier market, as poor profitability, losses, and cash burn will lead to many industry players exiting the business, with some possible bankruptcies. This will bring the inevitable capacity rationalization, eventually solve the current overcapacity, and ultimately bring the solar PV industry back to normal profitability and better margins.”

“This year will be challenging for China’s solar PV industry, as solar manufacturers along the value chain experience weak margins driven by oversupply, excessive inventory, and lower prices. At this point, we may have reached a cyclical bottom but do not yet see clear signs of potential improvement. We believe that the current situation of selling below cash cost is unsustainable and that many solar firms are facing significant cash flow challenges leading to delays in loan repayment and order deliveries. Therefore, we are likely to see market consolidation with higher-cost manufacturers gradually phasing out capacity and exiting the business. Recently, the China Photovoltaic Industry Association (CPIA) has urged central and local governments, financial institutions and companies to coordinate to accelerate industry consolidation. Chinese policymakers are also calling for the healthy expansion of the solar industry. China’s Ministry of Industry and Information Technology (MIIT) issued a draft in early July that sets rules for solar projects, such as meeting specific electricity consumption requirements and minimum capital ratio for new and expansion projects, to ensure the high-quality development of the solar PV industry and eliminate outdated capacity. On the demand side, we continued to see strong growth in new solar PV installations in China during the first half of 2024, which reached 102.48GW, representing a 30.7% year-over-year growth rate. Overall, in the long-run, solar PV is expected to be one of the most competitive forms of power generation in China, and the continuous cost reductions in solar PV products and the associated reductions in solar energy generation costs are expected to create substantial additional demand for solar PV. We are optimistic that we will capture the long-term benefits of the growing global solar PV market and maintain our competitive advantage by enhancing our higher-efficiency N-type technology and optimizing our cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest quality N-type product, a strong balance sheet and no financial debt, we believe we are well positioned to weather the current market downturn and emerge as one of the leaders in the industry to capture future growth.”

Outlook and guidance

In light of the current market condition and pricing, the Company has adjusted its target production utilization rate for the third quarter and production plan for the full year. The Company expects to produce approximately 43,000 MT to 46,000 MT of polysilicon during the third quarter of 2024. The Company expects to produce approximately 210,000 MT to 220,000 MT of polysilicon for the full year of 2024, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2024 Results

Revenues

Revenues were $219.9 million, compared to $415.3 million in the first quarter of 2024 and $636.7 million in the second quarter of 2023. The decrease in revenues compared to the first quarter of 2024 was primarily due to a decrease in the ASP as well as sales volume.

Gross (loss)/profit and margin

Gross loss was $159.2 million, compared to gross profit of $72.1 million in the first quarter of 2024 and $258.9 million in the second quarter of 2023. Gross margin was -72.4%, compared to 17.4% in the first quarter of 2024 and 40.7% in the second quarter of 2023. For the second quarter, the company recorded $108 million in inventory impairment expenses, as the Company’s inventory’s market value falls below book value. The decrease in gross margin compared to the first quarter of 2024 was also due to lower ASP, which was partially mitigated by lower production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $37.5 million, compared to $38.4 million in the first quarter of 2024 and $43.3 million in the second quarter of 2023. SG&A expenses during the second quarter included $19.6 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $19.6 million in the first quarter of 2024.

Research and development expenses

Research and development (R&D) expenses were $1.8 million, compared to $1.5 million in the first quarter of 2024 and $2.2 million in the second quarter of 2023. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

(Loss)/income from operations and operating margin

As a result of the foregoing, loss from operations was $195.6 million, compared to income from operations of $30.5 million in the first quarter of 2024 and $213.9 million in the second quarter of 2023.

Operating margin was -89.0%, compared to 7.3% in the first quarter of 2024 and 33.6% in the second quarter of 2023.

Foreign exchange loss

Foreign exchange loss was $1.4 million, compared to $0.3 million in the first quarter of 2024, attributable to the volatility and fluctuation in the USD/CNY exchange rate during the quarter.

Net (loss)/income attributable to Daqo New Energy Corp. shareholders and (loss)/earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $119.8 million, compared to net income attributable to Daqo New Energy Corp. shareholders of $15.5 million in the first quarter of 2024 and $103.7 million in the second quarter of 2023.

Loss per basic American Depository Share (ADS) was $1.81, compared to earnings per ADS of $0.24 in the first quarter of 2024, and $1.35 in the second quarter of 2023.

Adjusted net (loss)/income (non GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per ADS (non GAAP)

As a result of the aforementioned, adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $98.8 million, compared to adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $36.0 million in the first quarter of 2024 and $134.5 million in the second quarter of 2023.

Adjusted loss earnings per basic American Depository Share (ADS) was $1.50, compared to adjusted earnings per basic ADS of $0.55 in the first quarter of 2024 and $1.75 in the second quarter of 2023.

EBITDA

EBITDA (non-GAAP) was -$144.9 million, compared to $76.9 million in the first quarter of 2024 and $230.0 million in the second quarter of 2023. EBITDA margin (non-GAAP) was -65.9%, compared to 18.5% in the first quarter of 2024 and 36.1% in the second quarter of 2023.

Financial Condition

As of June 30, 2024, the Company had $997.5 million in cash, cash equivalents and restricted cash, compared to $2,689.3 million as of March 31, 2024 and $3,169.7 million as of June 30, 2023. As of June 30, 2024, the notes receivables balance was $80.7 million, compared to $194.1 million as of March 31, 2024 and $798.5 million as of June 30, 2023. Notes receivables represent bank notes with maturity within six months. As of June 30. 2024, fixed term deposit within one year balance was $1.2 billion, compared to nil, and nil as of March 31, 2024 and June 30. 2023.

Cash Flows

For the six months ended June 30, 2024, net cash used in operating activities was $278.6 million, compared to net cash provided by operating activities of $786.3 million in the same period of 2023.

For the six months ended June 30, 2024, net cash used in investing activities was $1.7 billion, compared to $495.7 million in the same period of 2023. The net cash used in investing activities in the second quarter of 2024 was primarily related to the purchases of short-term investments and fixed term deposits, which amounted to $1.4 billion.

For the six months ended June 30, 2024, net cash used in financing activities was $43.0 million, compared to $477.5 million in the same period of 2023. The net cash used in financing activities in the second quarter of 2024 was primarily related to dividend payment and share repurchases by a subsidiary of the Company.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures, including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin, adjusted net income attributable to Daqo New Energy Corp. shareholders, and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on August 26, 2024 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=92N1k8VX

A replay of the call will be available 1 hour after the conclusion of the conference call through September 2, 2024. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 2595897

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the third quarter and the full year of 2024 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
Revenues	$219,914	$415,311	$636,724	$635,225	$1,346,558
Cost of revenues	(379,074)	(343,226)	(377,816)	(722,300)	(580,918)
Gross (loss)/profit	(159,160)	72,085	258,908	(87,075)	765,640
Operating expenses
Selling, general and administrative expenses	(37,526)	(38,433)	(43,257)	(75,959)	(84,541)
Research and development expenses	(1,836)	(1,538)	(2,169)	(3,374)	(4,108)
Other operating income/(expense)	2,903	(1,605)	385	1,298	677
Total operating expenses	(36,459)	(41,576)	(45,041)	(78,035)	(87,972)
(Loss)/income from operations	(195,619)	30,509	213,867	(165,110)	677,668
Interest income, net	8,730	12,270	12,751	21,000	24,698
Foreign exchange loss	(1,406)	(269)	(19,714)	(1,675)	(19,714)
Investment income	7,149	-	8	7,149	21
(Loss)/income before income taxes	(181,146)	42,510	206,912	(138,636)	682,673
Income tax benefit/(expense)	23,283	(14,356)	(44,730)	8,927	(125,797)
Net (loss)/income	(157,863)	28,154	162,182	(129,709)	556,876
Net (loss)/income attributable to non-controlling interest	(38,083)	12,681	58,459	(25,402)	174,350
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(119,780)	$15,473	$103,723	$(104,307)	$382,526

(Loss)/earnings per ADS	(1.81)	0.24	1.35	(1.58)	4.93
Basic
Diluted	(1.81)	0.24	1.34	(1.58)	4.89

Weighted average ADS outstanding
Basic	66,002,970	65,704,356	76,762,451	65,854,677	77,526,150
Diluted	66,002,970	65,720,945	77,031,850	65,854,677	77,931,229

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30, 2024	Mar. 31, 2024	Jun. 30, 2023
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	997,481	2,689,310	3,169,724
Short-term investments	219,469	-	2,757
Notes receivable	80,719	194,088	798,463
Inventories	191,969	191,161	159,494
Fixed term deposit within one year	1,168,032	-	-
Other current assets	272,404	229,893	137,288
Total current assets	2,930,074	3,304,452	4,267,726
Property, plant and equipment, net	3,781,330	3,731,647	2,920,163
Prepaid land use right	155,197	157,046	94,606
Fixed term deposit over one year	27,366	-	-
Other non-current assets	46,534	54,688	42,532
TOTAL ASSETS	6,940,501	7,247,833	7,325,027

Current liabilities:
Accounts payable and notes payable	64,208	67,329	104,617
Advances from customers-short term portion	59,015	128,697	199,396
Payables for purchases of property, plant and equipment	436,286	409,689	256,278
Other current liabilities	82,086	114,227	152,956
Total current liabilities	641,595	719,942	713,247
Advance from customers – long term portion	102,861	113,600	128,842
Other non-current liabilities	18,012	28,329	31,722
TOTAL LIABILITIES	762,468	861,871	873,811

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,593,003	4,716,390	4,866,541
Non-controlling interest	1,585,030	1,669,572	1,584,675
Total equity	6,178,033	6,385,962	6,451,216
TOTAL LIABILITIES & EQUITY	6,940,501	7,247,833	7,325,027

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2024	2023
Operating Activities:
Net (loss)/income	$(129,709)	$556,876
Adjustments to reconcile net (loss)/income to net cash provided by operating activities	239,144	139,052
Changes in operating assets and liabilities	(388,076)	90,373
Net cash (used in)/provided by operating activities	(278,641)	786,301

Investing activities:
Purchases of property, plant and equipment	(291,856)	(485,173)
Purchases of land use right	(10,068)	(21,492)
Purchase and redemption of short-term investments and fixed-term deposits	(1,379,888)	10,963
Net cash used in investing activities	(1,681,812)	(495,702)

Financing activities:
Net cash used in financing activities	(42,962)	(477,477)

Effect of exchange rate changes	(47,060)	(163,749)
Net decrease in cash, cash equivalents and restricted cash	(2,050,475)	(350,627)
Cash, cash equivalents and restricted cash at the beginning of the period	3,047,956	3,520,351
Cash, cash equivalents and restricted cash at the end of the period	997,481	3,169,724

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Six months ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
Net (loss)/income	(157,863)	28,154	162,182	(129,709)	556,876
Income tax (benefit)/expense	(23,283)	14,356	44,730	(8,927)	125,797
Interest income, net	(8,730)	(12,270)	(12,751)	(21,000)	(24,698)
Depreciation & Amortization	44,958	46,669	35,835	91,627	62,234
EBITDA (non-GAAP)	(144,918)	76,909	229,996	(68,009)	720,209
EBITDA margin (non-GAAP)	(65.9)%	18.5%	36.1%	-10.7%	53.5%

	Three months ended			Six months ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(119,780)	15,473	103,723	(104,307)	382,526
Share-based compensation	20,963	20,574	30,824	41,537	62,225
Adjusted net (loss)/income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(98,817)	36,047	134,547	(62,770)	444,751
Adjusted (loss)/earnings per basic ADS (non-GAAP)	$(1.50)	$0.55	$1.75	$(0.95)	$5.74
Adjusted (loss)/earnings per diluted ADS (non-GAAP)	$(1.50)	$0.55	$1.75	$(0.95)	$5.71

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com